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                                                                       EXHIBIT 4



              Special Committee of Trex Medical Board of Directors Recommends Acceptance of Thermo Electron Tender Offer


Trex Medical Corporation (AMEX:TXM) today announced that the Special Committee of its Board of Directors, which consists of the sole director having no affiliation with Trex Medical Acquisition, Inc. or its parent, Thermo Electron Corporation, is recommending that shareholders accept the $2.15 per share cash tender offer (the "Offer") made by Trex Medical Acquisition, Inc. on October
25, 2000. The Special Committee has determined that the $2.15 per share price is a fair price to be paid to the shareholders other than Thermo Electron and its affiliates and is recommending that shareholders accept the Offer and tender their shares pursuant to the Offer. The Special Committee strongly urges each shareholder to read the factors considered by the Special Committee in the company's Schedule 14D-9, which has been filed today with the Securities and Exchange Commission and mailed to shareholders.